FILED BY GULFTERRA ENERGY PARTNERS, L.P.
                                             PURSUANT TO RULE 425
                                UNDER THE SECURITIES ACT OF 1933,
                                      AS AMENDED AND DEEMED FILED
   PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934
               SUBJECT COMPANY; ENTERPRISE PRODUCTS PARTNERS L.P.
                                     COMMISSION FILE NO.: 1-14323



GULFTERRA ENERGY PARTNERS, L.P. ("GULFTERRA") AND ENTERPRISE PRODUCTS PARTNERS L.P. ("ENTERPRISE") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE
COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS. GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE
FOUND IN GULFTERRA'S AND ENTERPRISE'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.


This filing relates to an employee Question and Answer posting on GulfTerra Energy Partners, L.P.'s ("GulfTerra") website regarding the proposed merger between GulfTerra and Enterprise Products Partners L.P. ("Enterprise") previously announced on Monday, December 15, 2003.


        GulfTerra/Enterprise Merger Questions and Answers


  1. Will Enterprise recognize Coastal, GTT and other acquired companies employment dates or will the employee's employment date be based on the El Paso acquisition dates?

       Enterprise will recognize the same eligible service that El Paso presently recognizes. In other words, an employee's prior eligible service with Coastal, PGE/GTT, Valero, Sonat, ANR, etc. will be recognized by Enterprise if it is presently recognized by El Paso.

  2. Will former ANR employees working in the HIOS system have their time bridged back to their ANR hire date?

       El Paso currently recognizes prior eligible service with ANR for calculations of pension pay credits and vesting under El Paso's Cash Balance Plan, PTO, EIB, etc. The only area in which HIOS/ANR service is not considered is in the calculation of severance benefits; the most recent hire date is used for calculation of severance benefits. Enterprise will recognize your prior service with ANR in the calculation of their benefit programs.

  3. What will happen to our PTO/Vacation when the merger closes? Will employees be paid for their unused PTO, and if so will they be able to take vacation in 2004 with Enterprise?

       At the close of the merger El Paso Field Service employees who become Enterprise employees will receive pay for PTO that has been earned but not used as of the effective date of the closing. (PTO is earned at the rate of one-twelfth (1/12) of the employee's total maximum annual allocation rounded to the nearest whole day for each month or partial month worked during the year.)

       Employees will not receive compensation for PTO carried over from 2003, nor will they be reimbursed or compensated for PTO that was "exchanged" to offset benefit costs. An employee who utilizes more of his/her PTO allocation than has been earned will see a deduction in his/her final check from El Paso for PTO used in excess of what has been earned.

       Enterprise will provide employees with a pro rated share of their annual vacation allocation to be taken during the remainder of 2004.

       Employees who are not retained by either company will receive pay for the unused portion of their annual PTO allocation. As stated earlier, employees will not be paid for PTO carried over from last year or for PTO used to offset benefit costs.

  4. Will PTO entitlement for the years of service remain intact? If not, how do they differ and how much vacation or PTO will employees be given?

       Enterprise has separate vacation and sick leave policies. Enterprise is presently reviewing the process to be used to integrate our PTO and their vacation and sick leave policies. More information on this subject will be provided in the future. Currently, Enterprise's vacation benefit schedule provides for 2 weeks of vacation after 1 year of service, three weeks beginning January 1 of your 5th year of service, four weeks beginning January 1 of your 10th year of service, and five weeks beginning January 1 of your 20th year of service.

  5. Can you carry forward any vacation from one year to the next?

       Enterprise does not presently allow employees to carry unused vacation from one year to the next.

  6. El Paso has announced that employees will see a base salary adjustment in 2004. Will employees of EPFS and GTM assets be included in this program?

       Yes. EPFS employees will be eligible for base salary adjustments which will become effective 4/1/04 and will be reflected on 4/15/04 paychecks.

  7. Does everyone have to apply for their current jobs? If not, why do El Paso employees need to complete an application if El Paso's Human Resources department already has all of the pertinent employee information?

       The requirement to complete an application does not imply that employees must apply for employment with Enterprise. Enterprise is requiring El Paso employees to complete applications in order to gather pertinent information about employees and for the purpose of ensuring employee's willingness to comply with Enterprise's rules, policies and procedures, including but not limited to random drug testing.

  8. How will the determination be made concerning which employees become Enterprise employees? Will that pool be limited to those employees already in the midstream group, or will there be a "draft" from other divisions within the corporation? When will employees move over to Enterprise? When will the merger be complete?

       A new organization that will include both Enterprise and El Paso employees is presently being developed. The first step in this process was the selection of senior management. Now that the senior management team has been announced, the process of staffing the new organization will begin. There will not be a draft from the other operating units of El Paso. Enterprise will extend offer letters to those employees who will continue with the new organization. Upon accepting the offer those employees continuing with Enterprise will become employees of Enterprise Products Company at the close of the merger between GulfTerra and Enterprise. Although we cannot be sure when the merger will be completed, the merger is expected to close the second half of 2004.

  9. Will current El Paso personnel be involved in the formation of the new Enterprise organization?

       As the future President and COO of Enterprise Products Partners, L.P., Bob Phillips, currently President of EPFS and CEO of GulfTerra Energy Partners, L.P. is presently involved in the formation of the post merger organization. Now that the senior management team has been selected, a transition team has also been formed to assist in staffing the rest of the organization.

  10. Is it a foregone conclusion that the existing El Paso Field Services facilities in LA (Riverside, Eunice, Sabine Plant, Pelican) will not be included in the merger and will be reassigned to the new El Paso unregulated unit?

       These assets are not presently owned by GulfTerra Energy
       Partners and are not being purchased from El Paso by Enterprise.

  11.  Will the EPFS facilities be reorganized under the El Paso non-regulated group prior to the completion of the GTM/EPD
       merger?   If so, when will this happen?

       A transition plan for the assets, which are not part of the merger between Enterprise and GulfTerra, is being developed to reorganize the assets and personnel under the El Paso non regulated business unit.

  12. Is there a hiring freeze at the present time? Will we be able to fill positions between now and the merger / reorganization?

       There is not a hiring freeze at the present time;
       however, all positions are being critically evaluated to determine overall necessity prior to being filled.

  13. Will unvested employees of the El Paso Cash Balance Plan be vested upon the close of the merger?

       EPFS Employees who continue employment with Enterprise and who are not presently vested in the El Paso CBP will be 100% vested upon the close of the merger.

  14.  Explain the vesting period for the Enterprise 401(k) match.

       To receive the 5% match an employee must participate in the 401(k) by contributing 5% of his/her earnings. In order to be vested in the matching funds an employee must have three years of service.

       If you have three or more years of service with El Paso at the time of the merger you will be 100% vested in the Enterprise 401(k) plan. If you do not have three or more years of service with El Paso your service will count towards the three year vesting requirement.

  15. Currently El Paso contributes between 4% and 7% of eligible earnings into the Cash Balance Plan and matches 50% of an employee's contributions up to 6% in the 401(k). This equates to between 7% and 10% retirement contributions from El Paso's CBP and 401(k) Plans. Enterprise matches 401(k) contributions dollar for dollar up to 5% of eligible earnings. What if an employee has extenuating circumstances and must cut 401(k) contributions for a year or two. Will he/she receive any retirement contributions and will Enterprise provide additional funding to offset the reduction in contributions?

       In addition to matching the first 5% of an employee's 401(k) contributions, Enterprise contributes 2% of an employee's eligible earnings into the 401(k). This is not based upon or tied to an employee's contribution and is in addition to any matching funds. Employees are immediately vested in the 2% contribution. In the event an employee must terminate or reduce contributions to the 401(k), Enterprise does not provide additional or supplemental contributions beyond the 2% contribution.

  16.  What options will be available to employees who become
       Enterprise employees with respect to the El Paso 401(k) plan?

       El Paso employees who become employees of Enterprise will have several options available to them with respect to their 401(k) plan. Generally speaking, if an employee has over $5,000 in his/her 401(k) plan (s)he may leave his/her money in the El Paso 401(k) plan. (If this option is selected the employee will be able to move money from one fund to another, but will not be able to make contributions or take out loans.) Alternatively, the employee may roll his/her funds over into a private IRA and/or into the Enterprise 401(k) plan, or as a final option the employee may elect to take a cash distribution and/or an in-kind distribution of his/her El Paso stock account. (Based upon the employee's age there may be certain tax liabilities and penalties associated with this option.) El Paso and Enterprise are currently working together on possibly providing the opportunity for participants with outstanding loans in the El Paso 401(k) Plan to be able to roll the loan balances over to the Enterprise 401(k) Plan and continue loan repayments under the Enterprise plan. More information on the availability of this option is forthcoming.

  17. What options for investment decisions are available in Enterprise's 401(k)? How many funds are available?

       Enterprise has a diverse package of investment options. There are presently thirteen investment options within the Enterprise 401(k) plan. There are only two funds that are common to both the El Paso and Enterprise plans.

  18. Can El Paso employees retain the same mutual fund accounts in the Enterprise 401(k) or will they have to change them when they transfer the 401(k) to Enterprise?

       El Paso's 401(k) plan is not being transferred to Enterprise; therefore, if you wish to roll over your El Paso 401(k) into Enterprise's 401(k) it will be treated as a non-taxable distribution. This means that an employee's assets in the El Paso 401(k) plan will have to be sold and the proceeds rolled over to the Enterprise 401(k) plan. At that time you will be able to invest your money in the investment options available in Enterprise's 401(k).

  19.  Are shares or units of Enterprise available in the 401(k)?

       Enterprise does not currently offer shares or units of Enterprise as an investment option in their 401(k).
       However, an employee stock purchase plan is available.

  20. Will there be any retirement incentive such as early retirement packages?

       El Paso does not plan to offer early retirement packages or any other early retirement incentives.

  21. Regarding the GulfTerra merger, and anticipating that there will be more people laid off than will go with Enterprise, will El Paso have to give employees 45 days notice of termination of employment?

       Due to the present uncertainty regarding the number of employees to be affected by the merger, we are unable to answer this question at this time. The company will comply with legal requirements regarding prior notice in the event of layoffs, closures or sales.

  22. Will current El Paso retirees' benefits continue to be provided and administered by El Paso or will they be transferred to Enterprise?

       El Paso retirees' benefits will continue to be provided and administered by El Paso.